United States securities and exchange commission logo





                              November 15, 2023

       Michael Chao Du
       Chief Financial Officer
       17 Education & Technology Group Inc.
       16/F, Block B, Wangjing Greenland Center
       100102 People   s Republic of China

                                                        Re: 17 Education &
Technology Group Inc.
                                                            Annual Report on
Form 20-F
                                                            Response dated
August 31, 2023
                                                            File No. 001-39742

       Dear Michael Chao Du:

              We have reviewed your August 31, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 3, 2023 letter.

       Form 20-F filled April 26, 2023

       Other Risks related to Our PRC Operations, page 5

   1. We note your response to prior comment 1 that regulatory actions related to data security or anti-monopoly
concerns in Hong Kong do not have a material impact on the company.
                                                        Please revise here, as
you do under the risk factor on page 29 to disclose the relevant laws and regulations in Hong
Kong related to data security and how these laws may impact the
                                                        company   s ability to
conduct its business, accept foreign investment or list on a
                                                        U.S./foreign exchange.
 Michael Chao Du
FirstName LastNameMichael   Chao Inc.
                                  Du
17 Education & Technology Group
Comapany 15,
November   Name17
              2023 Education & Technology Group Inc.
November
Page 2    15, 2023 Page 2
FirstName LastName
D. Risk Factors
Summary of Risk Factors
Risks Related to Doing Business in China, page 15

2. We note your response to prior comment 6 and reissue in part. Please also revise here to state, as you do on page 7, that to the extent cash in the business is in the PRC or Hong
         Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated
         VIEs by the PRC government to transfer cash. Provide a cross-reference to this discussion on page 7 under "Cash Flows through Our Organization."
Risks Related to Our Corporate Structure, page 16

3. We note your response to prior comment 8. Please revise to provide the cross-reference to the relevant individual detailed risk factor and page number for each summary risk factor.
General

4. With reference to prior comments 4, 6, and 8, we note that you have deleted references to
         PRC government control under sections entitled "Permissions Required from Chinese
         Authorities for Our Operations;" "Cash Flows through Our Organization;" and "We may rely on dividends and other distributions on equity...". It is unclear to us that there have been changes in the regulatory environment in the PRC since your annual report filed on
         April 26, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term
            control    (including the terms    controlling,       controlled
by,    and    under common control
         with   ) as defined in Securities Act Rule 405 means    the
possession, direct or indirect, of
         the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or
otherwise.   We do not
         believe that your revised disclosures and removal of references to the
PRC government   s
         control convey the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the annual report as of April 26, 2023, and revise, as appropriate, to your latest proposed revisions referenced in your August 31, 2023 response letter.
 Michael Chao Du
17 Education & Technology Group Inc.
November 15, 2023
Page 3

       Please contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Chao Du
                                                         Division of
Corporation Finance
Comapany Name17 Education & Technology Group Inc.
                                                         Office of Trade &
Services
November 15, 2023 Page 3
cc:       Yilin Xu, Esq.
FirstName LastName